Filed by Carter Validus Mission Critical REIT II, Inc.

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934, as amended

Subject Company: Carter Validus Mission Critical REIT, Inc.

Commission File No.: 333-232275

The following is a message e-mailed to financial advisors of stockholders of Carter Validus Mission Critical REIT II, Inc. on July 22, 2019.

Carter Validus Mission Critical REIT, Inc. & Carter Validus Mission Critical REIT II, Inc. Merger Update
NOTE: This is an update for financial advisors with existing investors only, as Carter Validus Mission Critical REIT II, Inc. is closed to new subscribers.
As you may know, Carter Validus Mission Critical REIT, Inc. (“CVREIT”) has entered into a definitive merger agreement with Carter Validus Mission Critical REIT II, Inc. (“CVREIT II”) to merge in a stock and cash transaction, which if consummated, would result in a combined company with an approximate enterprise value of $3.2 billion.
No action is required by CVREIT II stockholders. This week, CVREIT stockholders will receive proxy materials and begin voting on the merger. If approved, and all other conditions are met, the merger transaction is expected to be completed during the second half of 2019.
If your clients have any questions, please see this recent press release that contains more information about the merger.
The prospectus, which contains the same information as the proxy materials being sent to CVREIT stockholders, may be found here for your reference. Again, no action is required on behalf of CVREIT II stockholders.
LINKS
CVREIT & CVREIT II Joint Press Release Proxy Statement/Prospectus
If you have any questions, please contact the SC Distributors Sales Desk at
877-907-1148
No Offer or Solicitation
This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
Important Additional Information
In connection with the proposed transaction, CVREIT II has filed a Registration Statement on Form S-4 (File No. 333-232275), which has been declared effective by the U.S. Securities and Exchange Commission (the “SEC”), and which contains a proxy statement of CVREIT and also constitutes a prospectus of CVREIT II. This proxy statement/prospectus has been mailed to CVREIT’s stockholders. WE URGE INVESTORS TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED BY CVREIT AND CVREIT II IN CONNECTION WITH THE PROPOSED MERGER WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CVREIT, CVREIT II AND THE PROPOSED MERGER. INVESTORS ARE URGED TO READ THESE DOCUMENTS CAREFULLY AND IN THEIR ENTIRETY. Investors may obtain these materials and other documents filed with the SEC free of charge at the SEC’s website (www.sec.gov). In addition, these materials also are available free of charge by accessing CVREIT’s website (www.cvmissioncriticalreit.com) or by accessing CVREIT II’s website (www.cvmissioncriticalreit2.com).
Forward-Looking Statements
This communication contains statements that constitute “forward-looking statements,” as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and such statements are intended to be covered by the safe harbor provided by the same. These statements are based on management’s current expectations and beliefs and are subject to a number of trends and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. CVREIT can give no assurance that its expectations will be attained. Factors that could cause actual results to differ materially from CVREIT’s expectations include, but are not limited to, the risk that the proposed merger will not be consummated within the expected time period or at all; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the inability to obtain the stockholder approval with respect to CVREIT or the failure to satisfy the other conditions to completion of the proposed merger; risks related to disruption of management’s attention from the ongoing business operations due to the proposed merger; availability of suitable investment opportunities; changes in interest rates; the availability and terms of financing; general economic conditions; market conditions; legislative and regulatory changes that could adversely affect the business of CVREIT or CVREIT II; and other factors, including those set forth in the Risk Factors section of CVREIT’s most recent Annual Report on Form 10-K filed with the SEC, and other reports filed by CVREIT with the SEC, copies of which are available on the SEC’s website, www.sec.gov. CVREIT undertakes no obligation to update these statements for revisions or changes after the date of this communication, except as required by law.
FOR FINANCIAL PROFESSIONAL USE ONLY - NOT FOR PUBLIC DISTRIBUTION
Information contained in this communication is not considered an official record of your account and does not supersede normal trade confirmations or statements, as applicable. Any information provided has been prepared from sources believed to be reliable but is not guaranteed, does not represent all available data necessary for making investment decisions and is for informational purposes only. This e-mail may be privileged and/or confidential, and the sender does not waive any related rights and obligations. Any distribution, use or copying of this e-mail or the information it contains by other than an intended recipient is unauthorized. If you receive this e-mail in error, please advise me (by return e-mail or otherwise) immediately.
7/19
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695 Town Center Drive Suite #600
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